Exhibit 12.1

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES

COLEMAN CABLE, INC

	Year ended December 31,					Three months ended March 31,
	2005	2006	2007	2008	2009	2010	2009
	(thousands, except ratios)
Income:
Pre-Tax Income	$13,433	$32,130	$24,265	$(41,970)	$(71,053)	$(6,244)	$(73,640)

Fixed Charges:
Interest Expense	15,606	15,933	27,519	29,656	25,323	6,532	6,405
Estimate of interest implicit in rental expense	1,035	1,075	1,534	2,675	2,554	448	541

Total fixed charges	16,641	17,008	29,053	32,331	27,877	6,980	6,946

Income before fixed charges and income taxes	$30,074	$49,138	$53,318	$(9,639)	$(43,176)	$736	$66,694

Ratio of income to fixed charges	1.81	2.89	1.84	-0.30	-1.55	0.11	-9.60

Dollar Amount of Deficiency	—	—	—	-41,970	-71,053	-6,244	-73,640